FORM 5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(f) of the Investment Company Act of 1940

___ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
___  Form 3 Holdings Reported.
_X_  Form 4 Transactions Reported.


1.   Name and Address of Reporting Person*

                  Frederick L. Bowman
                  2730 NW 31st Avenue
                  Portland, Oregon 97210

2.   Issuer Name and Ticker or Trading Symbol

                  Portland Brewing Company

3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

                  N/A

4.   Statement for Month/Year

                  December 31, 1999

5.   If Amendment, Date of Original (Month/Year)

                  N/A

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  / X /  Director
                  / X /  Officer (give title below)
                                    Vice-President, Treasurer and Secretary
                  /   /  10% Owner
                  /   /  Other (specify below)N/A
                                    -----------------------------

7.   Individual or Joint/Group Filing (Check Applicable Line)
                  / X /  Form Filed by One Reporting Person
                  /   /  Form Filed by More than One Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is  filed  by  more  than one  reporting  person,  see  Instruction
4(b)(v).


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FORM 5 (continued)

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
                  Common Stock

2.   Transaction Date(s) (Month/Day/Year)


3.   Transaction Code (Instr. 8)


4.   Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
                  44,445 shares

6.   Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)
              (i)      Incentive Stock Option - New
                                (right to buy)
              (ii)     Incentive Stock Option - Old       (1)
                                (right to buy)
              (iii)    Incentive Stock Option - Regrant   (2)
                                (right to buy)

2.   Conversion or Exercise Price of Derivative Security
              (i)      $0.54
              (ii)     $7.00
              (iii)    $0.54

3.   Transaction Date (Month/Day/Year)
              (i)      May 20, 1999
              (ii)     May 20, 1999
              (iii)    May 20, 1999

4.   Transaction Code (Instr. 8)
              (i)      A4
              (ii)     D4
              (iii)    A4

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
              (i)
                       (A)      20,000
                       (D)
              (ii)
                       (A)
                       (D)      8,000
              (iii)
                       (A)      8,000
                       (D)

6.   Date Exercisable and Expiration Date (Month/Day/Year)
              (i)      Date Exercisable: May 20, 2000
                       Expiration Date   May 20, 2009
              (ii)     Date Exercisable: (3)
                       Expiration Date:  January 9, 2006
              (iii)    Date Exercisable: May 20, 2000
                       Expiration Date   May 20, 2009

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)


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FORM 5 (continued)

              (i)      Title:                      Common Stock
                       Amount or Number of Shares: 20,000
              (ii)     Title:                      Common Stock
                       Amount or Number of Shares: 8,000
              (iii)    Title:                      Common Stock
                       Amount or Number of Shares: 8,000

8.   Price of Derivative Security (Instr. 5)
              (i)
              (ii)
              (iii)

9.   Number of Derivative Securities Beneficially Owned at End of Year
     (Instr. 4)
              (i)      20,000
              (ii)     0
              (iii)    8,000

10.  Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
     (Instr. 4)
              (i)      D
              (ii)     D
              (iii)    D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)
              (i)
              (ii)
              (iii)



Explanation of Responses:

         (1) These options were granted to Mr. Bowman in January 1996 at $7.00. These options were cancelled.

         (2) These options were granted on May 20, 1999 as replacement options for the options mentioned in note (1) above.

         (3) These options were cancelled on May 20, 1999. The original grant of the options stated that the options vested and became exercisable in quarterly installments equal to one-twentieth of the total shares granted to Mr. Bowman over a five-year period from January 9, 1996 to January 9, 2001.



                                    /s/ Frederick L. Bowman            7/28/00
                                    --------------------------------- ----------
                                    ** Signature of Reporting Person    Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.